Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Fiscal Year Ended
	Jan. 28,	Jan. 30,	Jan. 31,	Feb. 1,	Feb. 2,
	2017	2016	2015	2014	2013
NET EARNINGS
Net income	$664	$541	$520	$429	$397
Income tax expense	340	296	289	234	210
Interest expense	11	11	11	11	11
Portion of rents deemed representative of the interest factor (1/3)	269	252	249	236	222
	$1,284	$1,100	$1,069	$910	$840

FIXED CHARGES
Gross interest expense	$11	$11	$11	$11	$11
Portion of rents deemed representative of the interest factor (1/3)	269	252	249	236	222
	$280	$263	$260	$247	$233

RATIO OF EARNINGS TO FIXED CHARGES	4.6	4.2	4.1	3.7	3.6